EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Three Months Ended March 31, 2012	Year Ended December 31,
		2011	2010	2009	2008
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$2,027	$6,981	$6,071	$5,602	$4,776
Less:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	605	2,323	2,074	1,717	1,444
Equity in net income of affiliates	57	281	313	550	617
Capitalized interest	—	—	8	13	21

Adjusted income	1,365	4,377	3,676	3,322	2,694
Add:
Fixed charges	53	190	201	242	387
Distributed income of equity investments	67	283	313	550	590

Total Earnings	$1,485	$4,850	$4,190	$4,114	$3,671

Fixed Charges
Interest expense	$42	$145	$145	$184	$310
Capitalized interest	—	—	8	13	21
One-third of rental expense(1)	11	45	48	45	56

Total Fixed Charges	$53	$190	$201	$242	$387

Ratio of Earnings to Fixed Charges	28.02	25.53	20.85	17.00	9.49

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1